YUKON-NEVADA GOLD CORP. ANNOUNCES ISSUANCE OF
INDUCEMENT WARRANTS

Vancouver, BC – October 14, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, the President of Yukon-Nevada Gold Corp. (the "Company"), announces the Company proposes to raise additional working capital by inducing the subscribers to its private placement which closed in December 2008 to exercise, before their expiry date, up to an aggregate of 172,400,000 warrants (the “Existing Warrants”) consisting of 85,200,000 Class A warrants with an exercise price of $0.07 per share and 87,200,000 Class B warrants with an exercise price of $0.09 per share. The conditions of this inducement warrant offer are as follows:

1.

one of the holders of the Existing Warrants, Orifer S.A. (“Orifer”), will have 5 business days from the date of this announcement to make or arrange a cash advance (the “Loan”) to the Company of CDN$2.5 million dollars, to be offset against the proceeds from the exercise of the Existing Warrants;

2.	the approval of Toronto Stock Exchange (“TSX”) and the disinterested shareholders of the Company for the issue of a replacement warrant for each Existing Warrant exercised early; and

3.	if the TSX approval or Company shareholder approval is not obtained within 30 days, the Company must repay the Loan within 14 days from such date.

(collectively, the “Transaction”)

The Class A warrants have an expiry date of December 19, 2009 and the Class B warrants have an expiry date of June 19, 2010. If a holder elects to exercise an Existing Warrant, the Company would issue to that holder an inducement warrant (the “Inducement Warrant”), representing the same number of shares as the Existing Warrants exercised by the holder. The Inducement Warrant would be exercisable for 24 months from the date of issuance at a price that is the Company’s shares’ volume weighted average trading price as traded on the TSX for the five days immediately following issuance of this news release. The holders only have until November 13, 2009 to exercise Existing Warrants in order to qualify for Inducement Warrants.

Up to 172,400,000 Inducement Warrants may be issued which represents 46.08% of the Company’s current issued and outstanding share capital. Up to 110,000,000 Inducement Warrants may be issued to insiders of the Company representing 29.40% of the Company’s current issued and outstanding share capital.

In accordance with the policies of TSX, disinterested shareholder approval is required as the Transaction may materially affect control of the Company, result in the issuance of securities in excess of 25% of the Company’s current issued and outstanding shares and result in more than 10% of the Company’s current issued and outstanding shares being issuable to insiders of the Company. The Transaction is conditional upon both the approval of the TSX and in accordance with Section 604(d) of the TSX Company Manual, the obtaining of disinterested Company shareholder approval for the issuance of the Inducement Warrants will be sought by way of written consents.

Votes of the common shares held by holders of the Existing Warrants will not be included for the purposes of obtaining such shareholder approval; therefore, 110,668,493 shares, representing the total shares held by the holders of Existing Warrants, will be excluded from the vote in regards of the required shareholder approval.

One insider of the Company, Orifer S.A. (“Orifer”), currently holds an aggregate of 54,000,000 (14.43%) common shares of the Company and will be entitled to participate in the issuance of Inducement Warrants. Upon exercise of its 108,000,000 Existing Warrants, Orifer will hold an aggregate of 162,000,000 common shares, and 108,000,000 Inducement Warrants (the “Warrants”). The maximum number of shares that may be issued to Orifer upon exercise of the Inducement Warrants would be 108,000,000 shares, being 28.86% of the Company’s current issued and outstanding shares or 18.30% of the Company’s then issued share capital. Upon completion of the exercise of its Existing Warrants, Orifer would then hold, including currently held shares, 33.60% of the Company’s issued share capital. Upon exercise of the Inducement Warrants and the Warrants, Orifer would then hold 270,000,000 shares, being 45.75% of the Company’s then issued and outstanding share capital. Therefore the exercise of the Existing Warrants and Inducement Warrants by Orifer could materially affect control of the Company, as set out in the policies of TSX.

A director of the Company, Robert Chafee, currently holds an aggregate of 9,426,143 Company shares and will be entitled to participate in the issuance of Inducement Warrants. Upon exercise of his 2,000,000 Existing Warrants, Mr. Chafee will hold an aggregate of 11,426,143 common shares, and 2,000,000 Inducement Warrants (the “Warrants”). The maximum number of shares that may be issued to Mr. Chafee upon exercise of the Inducement Warrants would be 2,000,000 shares, being 0.53% of the Company’s current issued and outstanding shares or 0.53% of the Company’s then issued share capital. Upon completion of the exercise of his Existing Warrants, Mr. Chafee would then hold, including currently held shares, 3.04% of the Company’s issued share capital. Upon exercise of the Inducement Warrants and the Warrants, Mr. Chafee would then hold 13,426,143 shares, being 3.55% of the Company’s then issued and outstanding share capital.

In accordance with securities legislation the Inducement Warrants and the Inducement Warrant Shares will be subject to “hold period” of four months plus one day from the date of their respective issuance.

The proceeds from Transaction will be used to fund the start up of the Jerritt Canyon operations, pay down the existing liabilities of the Company, invest in the facilities at Jerritt Canyon to meet the compliance requirements of the Nevada Division of Environmental Protection, and make further improvements to the gold production processes to enhance throughput at the mill, and carry out further exploration activity at the Jerritt Canyon and Ketza River properties.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.